

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2013

Via E-mail
Mr. Michael J. Campbell
Chief Financial Officer
Inergy Midstream, L.P.
Two Brush Creek Boulevard, Suite 200
Kansas City, MO 64112

Mr. Steven M. Dougherty
Vice President, Chief Accounting Officer and
Interim Chief Financial Officer
Crestwood Midstream Partners LP
700 Louisiana Street, Suite 2060
Houston, TX 77002

> **Re: Inergy Midstream, L.P.**
> **Amendment No. 4 to Registration Statement on Form S-4**
> **Filed September 5, 2013**
> **File No. 333-188930**
>
> **Crestwood Midstream Partners LP**
> **Amendment No. 5 to Schedule 13E-3 filed by Crestwood Midstream**
> **Partners LP, Crestwood Holdings LLC, Inergy Midstream, L.P. et al.**
> **Filed September 5, 2013**
> **File No. 005-83088**

Dear Mr. Campbell and Mr. Dougherty:

We have reviewed your filings and have the following comment.

General

1. We note that Inergy Midstream recently closed an offering of 11,000,000 common units at a price of $22.50 per unit and filed a Form 8-K/A on September 20, 2013 giving pro forma effect to the merger and the offering. As a preliminary matter, please provide an analysis as to whether this information must be filed under Rule 13e-3 and Regulation 14A. Please also tell us what consideration you gave to disseminating to Crestwood unitholders information regarding the impact of the offering on dividends declared per limited partner unit, the other pro forma measures contained in the Form 8-K/A, and the current market value of the consideration to be received by those unitholders in the merger in light of your obligations under Rule 13e-3(f)(1)(iii), among other rules that require you to disseminate material changes.

You may contact me at (202) 551-3503 with any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Gillian A. Hobson, Esq.
        Vinson & Elkins L.L.P.

        William E. Curbow, Esq.
        Simpson Thacher & Bartlett LLP